

November 7, 2014

Via E-mail
Robert M. Snibbe, Jr.
President
Stem Sales, Inc.
801 West Bay Drive, Suite 418
Largo, FL 33770

> **Re:** **Stem Sales, Inc.**
> **Amendment No. 4 to Registration Statement on**
> **Form S-1**
> **Filed October 20, 2014**
> **File No. 333-197814**

Dear Mr. Snibbe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to our prior comment 1 and reissue the comment, as you do not appear to have revised your discussion on pages I-10 and I-21 regarding the lack of liquidity in your common stock and the potential quotation of your common stock on the OTCBB. Please expand such sections to include disclosure regarding the impact that Securities Act Rule 419(b)(3) and Exchange Act Rule 15g-8 will have on an investor's ability to sell or otherwise transfer the securities purchased in this offering while such securities are held in escrow.

The Offering, page I-9

2.   We note your response to our prior comments 2 and 3 and reissue the comments. In addition to your disclosure that the registrant "may receive" up to 10% of the proceeds

held in escrow pursuant to Rule 419, expand your disclosure to clarify whether the registrant intends to have any of the proceeds released to the registrant for its use, rather than placed in the escrow account. In addition, please disclose the registrant's use of any such funds not placed in the escrow account.

Each public stockholder will have the option..., page I-15

3.   We note your response to our prior comment 5, and the related revisions to your registration statement. Based on your revisions and references to Rule 419, it appears that you do not intend to hold a shareholder vote to approve a business combination, and that you are referencing a shareholder "vote" to describe the right of each shareholder to confirm his investment under Rule 419(e). If true, please revise your disclosure throughout your filing to remove the statements indicating that there will be a shareholder vote to approve the business combination.

Liquidation if no Business Combination, page I-42

4.   We note your response to our prior comment 9 and your revised disclosure in the second full paragraph of page I-44. We reissue the comment, as your statement regarding stockholder conversion rights does not appear to apply to your offering. Please advise, or revise your disclosure throughout your filing to clarify the references to stockholder conversion rights.

Exhibit 10

5.   We note your response to our prior comment 13, and we reissue the comment in part. Please ensure that the escrow agreement contains the provisions of paragraphs (b)(2)(i), (b)(2)(v), and (b)(2)(vi) of Rule 419. See Rule 419(b)(4). In addition, please provide your analysis as to whether Sections 4(a)-(b) of the escrow agreement complies with Rule 419(b)(2)(iii) and Rule 419(b)(2)(v).

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       If you have questions regarding comments on the financial statements and related matters, you may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

                 Sincerely,

                 /s/H. Roger Schwall

                 H. Roger Schwall
                 Assistant Director

cc: Diane J. Harrison
       Harrison Law, P.A.